SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

08001703

Writer's Direct Dial Number:
301-230-5208
croberts@srgpc.com

SUPPL

March 31, 2008

RECEIVED
2008 APR 16 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 3, 2008	Stock Exchange Announcement – Directorate Change
March 4, 2008	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-124.doc
T: 041508

REG-Electrocomponents Directorate Change

Released: 03/03/2008

RNS Number:1917P
Electrocomponents PLC
03 March 2008

ELECTROCOMPONENTS PLC ("the Company")

A N N O U N C E M E N T

Electrocomponents plc is pleased to announce the appointment of Paul Hollingworth as a Non-Executive Director. Paul will join the Board on 1 May 2008.

Paul is a director and Chief Financial Officer of Mondi Group (Mondi plc and Mondi Limited), the integrated paper & packaging group. Previously, he was Group Finance Director of BPB plc and, prior to that, Group Finance Director of De La Rue plc and Ransomes plc. Chairman Helmut Mamsch commented that, "Paul brings a wealth of experience to the Board, including his strong international financial expertise".

Keith Hamill will be retiring as Non-Executive Director at the next Annual General Meeting after 9 years on the Board. "We thank Keith for his valuable contribution and wish him well for the future", said Helmut.

IAN HASLEGRAVE
Company Secretary
3 March 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END
BOAFXLFBVXBXBBB

REG-Electrocomponents Holding(s) in Company

Released: 04/03/2008

RNS Number:3427P
Electrocomponents PLC
04 March 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):

Electrocomponents PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation(iii):

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.)(iv):

See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):

29 February 2008

6. Date on which issuer notified:

04 March 2008

7. Threshold(s) that is/are crossed or reached:

See item 13

8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to the Resulting situation after the
triggering transaction(vii)
shares Triggering transaction (vi)
Number of Number of Number of Number of
voting rights % of voting
(if possible using Shares Voting Rights shares ix
rights
the ISIN CODE) viii Direct Direct x
Indirect Direct Indirect

xi
GB0003096442 35,101,972 35,101,972 35,601,972 35,601,972
8.17%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the
instrument is
exercised/
converted.

N/A N/A N/A N/A
N/A

Total (A+B)
Number of voting rights % of voting rights

35,601,972 8.17%

9. Chain of controlled undertakings through which the voting rights and/or
the
financial instruments are effectively held, if applicable xv:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of
Prudential plc)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: The Prudential plc non-exempt holding has crossed a 6% notifiable interest triggering this notification.
14. Contact name: Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date: 4 March 2008

END

HOLUUUPUWUPRGAC

END